UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No._______)*

                           Intraop Medical Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    46118N101
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                                 (CUSIP Number)

                 Howard Solovei c/o Intraop Medical Corporation
                        3170 De La Cruz Blvd., Suite 108
                       Santa Clara, CA 95054 408-986-6020

          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  March 9, 2005
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            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of s.s. 240.13d-l(e), 240.13d-l(f) 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.s 40.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





    Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 46118N101
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    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Donald A. Goer
         --------------

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    2.   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]

         (b) [ ]

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    3.   SEC Use Only

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    4.   Source of Funds (See Instructions)  00
                                             --

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    5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)

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    6.   Citizenship or Place of Organization  United States
                                               -------------

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                7.   Sole Voting Power     655,113
                                           -------
Number of      -----------------------------------------------------------------
Shares Bene-    8.   Shared Voting Power     967,500
ficially by                                  -------
Owned by Each  -----------------------------------------------------------------
Reporting       9.   Sole Dispositive Power     655,113
Person With                                     -------
               -----------------------------------------------------------------
                10.   Shared Dispositive Power     967,500
                                                   -------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,622,613
                                                                   ---------
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)    7.8
                                                          ---
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14. Type of Reporting Person (See Instructions)
    IN
    --

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


Item 1.  Security and Issuer

This Schedule 13D relates to shares of the Common Stock, $.001 par value per share, of Intraop Medical Corporation, a Nevada corporation (the "Company"). The Company's principal executive offices are located at 3170 De La Cruz Blvd., Suite 108, Santa Clara, California, 95054

Item 2.  Identity and Background

(a)  This Schedule 13D is being filed by Donald A. Goer.

(b) Donald A. Goer's principal business address is 3170 De La Cruz Blvd., Suite 108, Santa Clara, California, 95054.

(c) Donald A. Goer is the Chief Executive Officer, President and a Director of Intraop Medical Corporation (the "Company"). The Company's principal executive offices are located at 3170 De La Cruz Blvd., Suite 108, Santa Clara, California, 95054.

(d) During the last five years, Donald A. Goer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Donald A. Goer has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and was not , as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)  Donald A. Goer is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

          Pursuant to that certain Agreement and Plan of Reorganization, dated as of February 24, 2004, as amended, by and among Intraop Medical, Inc., a Delaware corporation ("Target") and Intraop Medical Corporation, Nevada corporation (the "Company"), Target merged with and into the Company (the "Merger"). By virtue of his ownership of securities of Target immediately prior to the Merger, Donald A. Goer and the Donald A. and Henci L. Goer 1989 Trust, of which Donald A. Goer is Co-Trustee, received, as a result of the Merger, the right to receive (i) shares of Common Stock (on a one to one basis), (ii) warrants convertible into shares of Common Stock, (iii) options exercisable for shares of Common Stock, and (iv) a Convertible Promissory Note convertible into shares of Common Stock.

          As a result of the Merger, the securities described in this Schedule 13D were issued to Donald A. Goer and the Donald A. and Henci L. Goer 1989 Trust, of which Donald A. Goer is Co-Trustee.

Item 4.  Purpose of Transaction

     As described in Item 3 above, Donald A. Goer and the Donald A. and Henci L. Goer 1989 Trust, of which Donald A. Goer is Co-Trustee, received, as a result of the Merger and by virtue of their ownership of securities of Target immediately prior to the Merger, the securities described in this Schedule 13D. Except as noted below, Donald A. Goer does not have any present plans or proposals that relate to or would result in or cause:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) Donald A. Goer is the beneficial owner of 1,622,613 shares of the Company's Common Stock. Such shares represent approximately 7.8 percent of the 20,812,460 shares of the Company's Common Stock currently outstanding.

(b) Donald A. Goer has sole voting and dispositive power over 655,113 shares of the Company's Common Stock and shared voting and dispositive power over 967,500 shares of the Company's Common Stock.

(c) Donald A. Goer has not effected any transaction involving the Company's Common Stock during the past sixty days, except pursuant to the Merger described in Item 3 hereof which was consummated on March 9, 2005.

(d) Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company that are owned beneficially by Donald A. Goer, with the exception of his spouse, with whom he shares voting and dispositive power as Co-Trustee of securities issued to the Donald A. and Henci L. Goer 1989 Trust.

(e)  Item 5(e) is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is not applicable.

Item 7.  Material to Be Filed as Exhibits

         Not Applicable.


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


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2005
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Date

/s/ Donald A. Goer
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Signature

Donald A. Goer
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Name/Title

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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